UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2023

SESEN BIO, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36296	26-2025616
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

245 First Street, Suite 1800
Cambridge, MA		02142
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 444-8550

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	SESN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 – Entry into a Material Definitive Agreement.

Merger Agreement Amendment

As previously announced, on September 20, 2022, Sesen Bio, Inc., a Delaware corporation (“Sesen Bio”), Seahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Sesen Bio (“Merger Sub”), and CARISMA Therapeutics Inc., a Delaware corporation (“Carisma”), entered into an Agreement and Plan of Merger and Reorganization (as amended by the First Amendment thereto dated as of December 29, 2022, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Carisma, with Carisma continuing as a wholly-owned subsidiary of Sesen Bio and the surviving corporation of the merger (the “Merger”). The Merger Agreement is filed as Exhibit 2.1 to Sesen Bio’s Current Reports on Form 8-K filed on September 21, 2022 and December 29, 2022 (the “Forms 8-K”). The material terms of the Merger Agreement were described in Item 1.01 of the Forms 8-K and are incorporated by reference herein.

On February 13, 2023, Sesen Bio, Merger Sub and Carisma entered into the Second Amendment to the Merger Agreement (the “Second Amendment”). The Second Amendment amends the Merger Agreement to, among other things, (i) increase the expected one-time special cash dividend to be paid to Sesen Bio stockholders to $75 million, subject to the terms and conditions set forth therein, (ii) decrease Sesen Bio’s minimum net cash required at closing from $75 million to $70 million, and (iii) include Michael Torok, a member of the Investor Group (as defined below), as the Sesen Bio designee on the combined company board of directors as of the effective time of the Merger in place of a current member of the Sesen Bio board of directors formerly designated as such.

In addition, as part of the Second Amendment, the parties agreed to revise the form of Contingent Value Rights Agreement (the “CVR Agreement”) to extend the payment obligations to holders of contingent value rights (the “CVRs”) in the event of any sale of Sesen Bio’s non-cash assets, including Vicineum, to the period between the effective time of the Merger Agreement and March 31, 2027 (previously December 31, 2023). The contingent payments under the CVR Agreement, if they become due, will be payable to a rights agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any cash payment will be made or that any holders of CVRs will receive any amounts with respect thereto.

As previously disclosed, the right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the U.S. Securities and Exchange Commission (the “SEC”). The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Sesen Bio or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing descriptions of the Second Amendment and the CVR Agreement do not purport to describe all of the terms of such agreements and are qualified by reference to the Second Amendment, which is attached as Exhibit 2.1 hereto and incorporated herein by reference, including the form CVR Agreement attached thereto.

Support Agreement with the Investor Group

Also on February 13, 2023, Bradley L. Radoff and Michael Torok (together with their affiliates, the “Investor Group”) entered into a voting and support agreement with Sesen Bio and Carisma (the “Support Agreement”) pursuant to which the Investor Group agreed to vote, at the applicable special meeting to be held in connection with the Merger, any and all of their shares of Sesen Bio common stock in favor of the Merger and related matters. The Support Agreement provides that (i) from the effective time of the Merger until the expiration of the Standstill Period, the Investor Group will vote or cause to be voted all of its shares of common stock in accordance with the recommendations of the board of directors of the combined company at all stockholder meetings subject to limited exceptions and (ii) during the Standstill Period, the Investor Group will be restricted from, among other things, (a) engaging in any solicitation of proxies or consents with respect to the securities of Sesen Bio or Carisma, (b) forming or joining a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to shares of Sesen Bio common stock, (c) seeking or submitting, or knowingly encouraging other persons to seek or submit, nominations in furtherance of a contested solicitation for the appointment, election or removal of directors or taking any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the board of directors, (d) making or participating in any extraordinary transaction, (e) seeking, alone or in concert with others, representation on the board of directors, except as otherwise permitted by the Support Agreement, and (f) making any stockholder proposal, subject to customary exceptions. The “Standstill Period” is the period commencing on February 13, 2023 until the later of (A) the earlier of (i) 15 days prior to the deadline under Sesen Bio's amended and restated by-laws for director nominations and stockholder proposals for Sesen Bio’s 2024 annual meeting of stockholders, and (ii) 100 days prior to the first anniversary of Sesen Bio’s 2023 annual meeting of stockholders, and (iii) such date that is ten business days after Sesen Bio's or Carisma’s receipt of notice from any member of the Investor Group specifying a material breach of the Support Agreement by Sesen Bio or Carisma that is not cured within such period, and (B) the date when the Mr. Torok is no longer on the board of directors of the combined company. The Support Agreement also provides that Sesen Bio will provide at least 70 days' advanced notice of its 2023 annual meeting of stockholders, deem any compliant proposals or director nominations received from the Investor Group within ten days' of the receipt by the Investor Group of such notice as “timely”, and not hold such meeting any less than 70 days after said notice in the event that Sesen Bio or Carisma has not yet obtained the stockholder vote under the Merger Agreement by April 1, 2023. The Support Agreement terminates upon the earliest to occur of (1) the valid termination of the Merger Agreement, (2) any amendment to the Merger Agreement that reduces the amount, or changes the form of any consideration payable to the Investor Group in the Merger or otherwise materially and adversely affects the Investor Group, (3) the expiration of the Standstill Period, (4) solely in the event that either Sesen Bio or Carisma has not yet obtained the stockholder vote under the Merger Agreement by April 1, 2023, and (5) the termination of the Support Agreement by written agreement of all parties thereto.

The foregoing description of the Support Agreement does not purport to describe all of the terms of such agreement and is qualified by reference to the Support Agreement which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01 – Other Events.

On February 14, 2023, Sesen Bio and Carisma issued a joint press release announcing, among other things, the details of the Second Amendment and the entry into the Support Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Note on Forward-Looking Statements

Any statements in this Current Report on Form 8-K about future expectations, plans and prospects for Sesen Bio, Carisma or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction and the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, and the receipt of any payments under the contingent value rights are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, as amended; (xi) the effect of the announcement, pendency or completion of the Merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the Merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the SEC. In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus was first mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive Proxy Statement/Prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive Proxy Statement/Prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.

Item 9.01 – Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of February 13, 2023, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc., and CARISMA Therapeutics, Inc.
10.1	Voting and Support Agreement, dated February 13, 2023, by and among the Radoff Family Foundation, Bradley L. Radoff, JEC II Associates, LLC, the K. Peter Heiland 2008 Irrevocable Trust, Michael Torok, CARISMA Therapeutics, Inc. and Sesen Bio, Inc.
99.1	Joint Press Release issued on February 14, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SESEN BIO, Inc.

/s/ Thomas R. Cannell, D.V.M.
Thomas R. Cannell, D.V.M
Date: February 14, 2023	President and Chief Executive Officer

EXHIBIT 2.1

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Second Amendment”) is made and entered into as of February 13, 2023, by and among SESEN BIO, INC., a Delaware corporation (“Parent”), SEAHAWK MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and CARISMA THERAPEUTICS INC., a Delaware corporation (the “Company”).  Parent, Merger Sub and the Company are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties”. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Merger Agreement.

RECITALS

A.        The Parties previously entered into that certain Agreement and Plan of Merger and Reorganization dated as of September 20, 2022, as amended by the First Amendment to Agreement and Plan of Merger and Reorganization dated as of December 29, 2022 (the “Merger Agreement”).

B.         Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time.

C.        The Parties desire to amend the Merger Agreement pursuant to the terms and conditions of this Second Amendment and the respective boards of directors of the Company, Merger Sub and Parent have each approved this Second Amendment to be effective as of the date hereof.

D.            Following the execution and delivery of this Second Amendment, each Company Signatory shall promptly (and in any event no later than ten Business Days following the date hereof) execute and deliver an acknowledgement letter reaffirming its Company Stockholder Support Agreement.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.         AMENDMENT TO SECTION 5.21 “Pre-Closing Dividend”.  Section 5.21 “Pre-Closing Dividend” of the Merger Agreement is hereby amended by replacing the phrase “equal to or greater than $70,000,000” with “equal to $75,000,000”.

2.            AMENDMENT TO EXHIBIT D “Form of Contingent Value Right Agreement”. Exhibit D to the Merger Agreement shall be deleted in its entirety and replaced with the form attached hereto.

3.       AMENDMENT TO SECTION 8.5 “Minimum Parent Final Net Cash”.  Section 8.5 “Minimum Parent Final Net Cash” of the Merger Agreement is hereby amended by replacing the phrase “greater than or equal to $75,000,000” with the phrase “greater than or equal to “$70,000,000”.

4.            AMENDMENT TO SCHEDULE 5.12. Schedule 5.12 to the Merger Agreement is hereby deleted in its entirety and replaced with the schedule set forth on Annex A attached hereto.

5.            COMPANY STOCKHOLDER MATTERS. Promptly after the date hereof (and in any event no later than ten Business Days) the holders of Company Capital Stock sufficient to adopt and approve the Merger Agreement as amended by this Second Amendment (the “Required Amendment Vote”) as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver a Company stockholder written consent to Parent evidencing the Required Amendment Vote (the “Amendment Consent”). This Section 5 shall supersede and take precedence over Section 5.3(a) of the Merger Agreement with respect to the required timing of delivery of the Company Stockholder Written Consent. Section 9.1(d) “Termination” of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“by Parent if the Amendment Consent evidencing the Required Amendment Vote shall not have been delivered within ten Business Days of February 13, 2023; provided, however, that once the Amendment Consent evidencing the Required Amendment Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);”

6.       APPLICABLE LAW. This Second Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

7.         HEADINGS. The bold-faced headings contained in this Second Amendment are for convenience of reference only, shall not be deemed to be a part of this Second Amendment and shall not be referred to in connection with the construction or interpretation of this Second Amendment.

8.         ASSIGNABILITY. This Second Amendment shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Second Amendment nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Second Amendment or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

9.         CONSTRUCTION.   The terms of this Second Amendment amend and modify the Merger Agreement as if fully set forth in the Merger Agreement. Upon the effectiveness of this Second Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement,” as applicable, shall refer to the Merger Agreement, as modified by this Second Amendment. If there is any conflict between the terms, conditions and obligations of this Second Amendment and the Merger Agreement, this Second Amendment’s terms, conditions and obligations shall control.  All other provisions of the Merger Agreement not specifically modified by this Second Amendment are expressly preserved.  This Second Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Second Amendment (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Second Amendment.

10.         AUTHORITY.  By their execution of this Second Amendment, the undersigned Parties hereby confirm that they are duly authorized to execute this Second Amendment and any necessary requisite approval has been obtained with respect to this Second Amendment and all matters set forth herein.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Second Amendment to be executed as of the date first above written.

SESEN BIO, INC.

By:
Name:	/s/ Thomas Cannell
Title:	President and Chief Executive Officer

SEAHAWK MERGER SUB, INC.

By:	/s/ Mark Sullivan
Name:	Mark Sullivan
Title:	President, Secretary & Treasurer

CARISMA THERAPEUTICS INC.

By:	/s/ Steven Kelly
Name:	Steven Kelly
Title:	Chief Executive Officer

[Signature Page to Second Amendment to Agreement and Plan of Merger and Reorganization]

EXHIBIT D

Form of CVR Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2023 (this “Agreement”), is entered into by and among Sesen Bio, Inc., a Delaware corporation (“Parent”), and Computershare Inc. (“Computershare”) and its affiliate, Computershare Trust Company, N.A., together, as the Rights Agent.

RECITALS

WHEREAS, Parent, Seahawk Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and CARISMA Therapeutics Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of September 20, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the Merger as a subsidiary of Parent; and

WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to the holders of record of Parent’s common stock, par value $0.001 per share (“Parent Common Stock”), immediately prior to the Effective Time, the right to receive certain contingent cash payments, on the terms and subject to the conditions hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the proportionate benefit of all Holders (as hereinafter defined), as follows:

1.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

1.1            Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:

“Acquiror” has the meaning set forth in Section 7.3(a).

“Acquisition” has the meaning set forth in Section 7.3(a).

“Acting Holders” has the meaning set forth in Section 3.3(d)

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Asset Disposition Proceeds” means, without duplication, any and all consideration of any kind that is paid to Parent, or is received by, Parent or any of its Affiliates during the CVR Term in respect of an Asset Disposition, if any. The value of any securities (whether debt or equity) or other non-cash property constituting Asset Disposition Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Parent or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, Parent or its relevant Affiliate. Asset Disposition Proceeds shall be deemed to not include proceeds arising out of a Parent Change of Control.

“Assignee” has the meaning set forth in Section 7.3(a).

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of the resolution(s) certified by the secretary or an assistant secretary (or other comparable officer) of Parent that have been duly adopted by the Board of Directors and are in full force and effect on the date of such approval, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Company” has the meaning set forth in the Recitals.

“Computershare” has the meaning set forth in the Preamble.

“CVR Payment” has the meaning set forth in Section 2.4(a).

“CVR Payment Amount” means, with respect to each Holder, an amount equal to (a) (i) the applicable Total Payment Amount, less (ii) applicable accrued and documented Permitted Deductions, as calculated in accordance with GAAP, divided by (b) the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register (rounded down to the nearest whole cent).

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Sale Assets” means any and all assets, tangible and intangible, including, without limitation, patents, patent applications, know-how, trade secrets and other intellectual property rights, data, documentation, agreements and licenses, inventory related to VicineumTM, also known as VB4-845, which Parent or any of its subsidiaries owned or had rights to, as of immediately prior to the Effective Time.

“CVR Term” means the period beginning on the date hereof and ending on the earlier of (a) the final CVR Payment with respect to any Roche Payment Amount and Asset Disposition Proceeds, as applicable, being delivered to each Holder in accordance with Section 2.4 of this Agreement or (b) March 31, 2027.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“Disposition” means the sale, license, transfer, disposition or other monetizing event of any CVR Sale Assets, in each case (i) during the CVR Term and (ii) in a transaction identified by Parent’s financial advisor who was engaged as of the Effective Time for the purpose of identifying and proposing a potential Disposition transaction to Parent. For clarity, a Disposition constitutes an Asset Disposition.

“DTC” means The Depository Trust Company or any successor thereto.

“Funds” has the meaning set forth in Section 7.9.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent” has the meaning set forth in the Preamble.

“Parent Change of Control” means a merger, consolidation, business combination or other similar transaction involving Parent or its subsidiaries or a sale of all or substantially all of the assets or a majority of the equity securities of Parent; provided that Parent Change of Control shall not include such a transaction if at the time of such transaction the only remaining non-cash assets held by Parent are the Potentially Transferable Assets. For clarity, the term Asset Disposition as used in this Agreement shall be deemed to not include any Parent Change of Control.

“Parent Common Stock” has the meaning set forth in the Recitals.

“Permitted Deductions” means the following costs or expenses, without duplication (as approved by the Board of Directors, including, if applicable, the Parent Designee (as defined in the Merger Agreement)):

(a)            any applicable Tax (including any unreimbursed applicable value added or sales tax) imposed on the Total Payment Amount and payable by Parent or any of its Affiliates to any tax authority and, without duplication, any income or other similar Taxes payable by Parent or any of its Affiliates that would not have been incurred by Parent or any of its Affiliates but for the Total Payment Amount; provided that, for purposes of calculating income Taxes incurred by Parent and its Affiliates in respect of the Total Payment Amount, any such income Taxes shall be computed after reduction for any net operating loss carryforwards or other Tax attributes (including Tax credits) of Parent or its subsidiaries (owned prior to the Merger) as of the Closing Date that are available to the maximum extent permitted by law to offset such gain after taking into account any limits on the usability of such attributes, including under Section 382 of the Code, in each case, as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Parent or its subsidiaries after the Closing Date or any Tax attributes of the Company, whether generated before or after the Closing Date), assuming for this purpose that (i) the only item of gross income of Parent and its subsidiaries is the Total Payment Amount (for the avoidance of doubt, assuming that the Total Payment Amount is taxable in the hands of Parent or its subsidiaries no later than the taxable year that includes the corresponding CVR Payment), and (ii) the net operating loss carryforwards or other Tax attributes (including Tax credits) of Parent or its subsidiaries shall only include any net operating loss carryforwards or other Tax attributes (including Tax credits) of Parent or its subsidiaries (owned prior to the Merger) existing as of immediately prior to the Merger for U.S. federal income tax purposes and applicable state and local income tax purposes;

(b)            any reasonable and documented out-of-pocket expenses incurred by Parent or any of its Affiliates in respect of its performance of this Agreement following the Effective Time, losses incurred and paid by Parent or any of its Affiliates following the Effective Time arising out of any Legal Proceeding relating to or in connection with (i) an Asset Disposition, (ii) Parent’s, Roche’s or any of their respective Affiliates’ obligations under the Roche Agreement or (iii) otherwise with respect to the Total Payment Amount; and

(c)            any Liabilities that were ascertainable prior to or at the Effective Time which Parent reasonably and in good faith determines should have been, but were not, deducted from “Net Cash” (as defined in the Merger Agreement), in connection with the Closing of the Merger, to the extent that deduction of such Liabilities would have resulted in a change in the Exchange Ratio under the Merger Agreement were such amounts properly deducted;

provided that no Permitted Deductions shall be deducted to the extent they were otherwise deducted from the calculation of Net Cash (as defined in the Merger Agreement).

“Permitted Transfer” means a transfer of CVRs: (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by DTC; (f) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (g) to Parent or its Affiliates for any or no consideration; or (h) as provided in Section 2.6.

“Person” means any natural person, corporation, limited liability company, trust, unincorporated association, partnership, joint venture or other entity.

“Record Time” has the meaning set forth in Section 2.3(e).

“Rights Agent” means the Rights Agent named in the Preamble, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Roche” means the collective reference to F. Hoffman-La Roche Ltd and Hoffmann La Roche Inc. or its successors or any of its or their respective Affiliates; provided, that neither Chugai Pharmaceutical Co., Ltd, a Japanese corporation (“Chugai”) nor its subsidiaries (if any) shall be deemed as Affiliates of Roche unless Roche provides written notice to Parent of its desire to include Chugai or its respective subsidiaries (as applicable) as Affiliate(s) of Roche.

“Roche Agreement” means that certain Asset Purchase Agreement, dated as of July 15, 2022, by and among F. Hoffman-La Roche Ltd, Hoffmann La Roche Inc. and Parent.

“Roche Payment Amount” means the thirty million dollar ($30,000,000) milestone payment to be made by Roche to Parent upon the initiation of a phase III clinical study in diabetic macular disorder with the compound known as “EBI-031” during the CVR Term, as set forth in Section 11.1 of the Roche Agreement.

“Third Party” means any Person other than Parent, Rights Agent or their respective Affiliates.

“Total Payment Amount” means, as of any applicable time of determination, any Asset Disposition Proceeds plus any Roche Payment Amounts.

1.2            Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine gender and neuter genders, the feminine gender shall include the masculine and neuter genders, and the neuter genders shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the word “including” (in its various forms) means “including without limitation”; (e) references to a “Section” means a Section of this Agreement unless another agreement is specified; (f) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time; (g) words in the singular or plural form include the plural and singular form, respectively; (h) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement; (i) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subject of the conjunction are mutually exclusive; and (j) all references to dollars or “$” refer to United States dollars. For clarity, the parties agree that the phrase “materially adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or materially delay the Roche Payment Amount.

2.	CONTINGENT VALUE RIGHTS

2.1            CVRs; Appointment of Rights Agent.

(a)            Each Holder is entitled to one CVR in the form of a dividend for each share of Parent Common Stock held by such Holder as of the Record Time. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders will be the holders of Parent Common Stock as of immediately prior to the Effective Time, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

(b)            Parent hereby appoints the Rights Agent to act as rights agent for Parent as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

(c)            Parent intends to treat the issuance of the CVRs as a distribution of property by Parent to the holders of Parent Common Stock for U.S. federal income tax purposes. Consistent with such intended tax treatment, Parent will timely send Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Parent’s earnings and profits) for U.S. federal income tax purposes, and take all necessary steps to file its tax returns and any information statements consistent with such tax treatment. Parent will determine, in consultation with and with the consent of the Parent Designee, the fair market value of the CVRs in connection with the issuance and Parent will utilize such fair market value for purposes of all tax reporting (including on Forms 1099-DIV) with respect to the CVR.

2.2            Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance, transfer or disposition, in whole or in part, that is not a Permitted Transfer will be void ab initio and of no effect.

2.3            No Certificate; Registration; Registration of Transfer; Change of Address.

(a)            The CVRs will not be evidenced by a certificate or other instrument.

(b)            The Rights Agent will create and keep a register (the “CVR Register”) for the purpose of identifying the Holders and registering CVRs and transfers of CVRs as permitted herein. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Parent. The CVR Register will initially show one position for Cede & Co. representing all the CVRs provided to the holders of shares of Parent Common Stock held as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders or DTC participants in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4(a) below, the Rights Agent will accomplish the payment to any former street name holders of shares of Parent Common Stock by sending one lump-sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c)            Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other reasonably requested documentation in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if it determines that it does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge shall be made for any registration of transfer of a CVR; however Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d)            A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to promptly record the change of address in the CVR Register.

(e)            Parent will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Parent Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Parent Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

2.4            Payment Procedures.

(a)            Within thirty (30) days after the receipt of any portion of the Total Payment Amount, Parent shall (i) deliver to the Rights Agent a certificate certifying to and specifying in reasonable detail (A) the amount of the applicable Total Payment Amount received by Parent or its Affiliates, (B) a calculation of the CVR Payment Amount and CVR Payment, and (C) the Permitted Deductions reflected in such CVR Payment Amount, (ii) deliver to the Rights Agent an amount equal to the aggregate CVR Payment Amount in immediately available funds (each, a “CVR Payment”) and (iii) instruct the Rights Agent to deliver the CVR Payment to the Holders. The Rights Agent will promptly, and in any event within ten (10) Business Days after receipt of each applicable CVR Payment, pay to each Holder, by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the receipt of the CVR Payment statement, such Holder’s CVR Payment Amount less any applicable tax withholding. Until such certificate, CVR Payment and instructions are received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that such portion of the Total Payment Amount has not been received.

(b)            All payments by Parent to the Rights Agent under this Agreement shall be made in U.S. dollars.

(c)            Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold from any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement, in each case directly or through an authorized payroll agent, such amounts as are reasonably determined to be required to be deducted or withheld therefrom under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law as may be determined by Parent. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder, Parent shall instruct the Rights Agent, to the extent practicable, to provide notice to the Holder of such potential withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts; provided, that the time period for payment of a CVR Payment Amount by the Rights Agent set forth in Section 2.4(a) shall be extended by a period equal to any delay caused by the Holder providing such forms; provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d)            Any portion of any CVR Payment that remains undistributed to any Holder six (6) months after such CVR Payment is received by the Rights Agent from Parent, provided, that the Rights Agent has fully complied with Section 2.4(a), will be delivered by the Rights Agent to Parent, upon demand, and such Holder will thereafter look only to Parent for payment of its share of such returned CVR Payment, without interest.

(e)            Neither Parent nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and/or the Rights Agent’s commercially reasonable efforts to deliver a CVR Payment Amount to the applicable Holder, such CVR Payment Amount has not been paid immediately prior to the date on which such CVR Payment Amount would otherwise escheat to or become the property of any Governmental Body, any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent and such indemnification obligation shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent, and the payment, termination and the expiration of the CVRs.

2.5            No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a)            The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)            The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger. The sole right of the Holders to receive property hereunder is the right to receive the CVR Payment in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent or any constituent company to the Merger.

(c)            Each Holder acknowledges and agrees that such Holder will not challenge or contest any action, inaction, determination or decision of Parent or the Rights Agent, except via written action of the Acting Holders, and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement.

2.6            Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Parent from offering to acquire CVRs, in a private transaction or otherwise, for consideration in its sole discretion.

3.	THE RIGHTS AGENT

3.1            Certain Duties and Responsibilities. The Rights Agent will be authorized and protected and will not have any liability for or in respect of any actions taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, except to the extent of its own willful misconduct, bad faith or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction).

3.2            Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations will be read into this Agreement against the Rights Agent. The Rights Agent shall not assume any obligations or relationship of agency or trust with any Holder. In addition:

(a)            the Rights Agent may rely and will be protected by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by the proper party or parties;

(b)            whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may request and rely upon an Officer’s Certificate with respect to such matter, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct (each as determined by a final non appealable judgment of a court of competent jurisdiction) on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith under the provisions of this Agreement in reliance upon such certificate;

(c)            in the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Parent, any Holder or any other person or entity for refraining from taking such action, unless the Rights Agent receives written instructions from the Parent which eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent;

(d)            the Rights Agent may engage and consult with counsel of its selection (who may be legal counsel for the Rights Agent or the Parent or an employee of the Rights Agent) and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent and shall incur no liability for or in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;

(e)            the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f)            the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g)            the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only and the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent), nor shall the Rights Agent be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)            Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, settlement, claim, demands, suits, cost or expense (including without limitation, the reasonable and documented fees and expenses of legal counsel) for any action taken, suffered or omitted to be taken by the Rights Agent or arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss arising therefrom, directly or indirectly, or enforcement of its rights hereunder, unless such loss has been determined by a final non-appealable judgment of a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i)            anything to the contrary notwithstanding, (i) any liability of the Rights Agent under this Agreement will be limited to the aggregate amount of the annual fees (but not reimbursed expenses) paid by Parent to the Rights Agent under this Agreement during the twelve months immediately preceding the event for which recovery is sought, and (ii) in no event shall the Rights Agent be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits) arising out of any action taken, suffered or omitted to be taken by it, even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of action;

(j)            Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with the Rights Agent’s duties under this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the preparation, delivery, amendment and execution of this Agreement and the exercise and performance of its duties hereunder (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

(k)            the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith, unless and until it has received such notice in writing from the Parent and all notices or other instruments required by this Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified herein, and in the absence of such notice so delivered the Rights Agent may conclusively assume no such event or condition exists;

(l)            the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Parent or become peculiarly interested in any transaction in which the Parent may be interested, or contract with or lend money to the Parent or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Parent or for any other Person;

(m)            the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be liable, answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Parent, any Holder or any other person or entity resulting from any such act, omission, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof;

(n)            no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(o)            the Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by the Parent or its Affiliates, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Parent;

(p)            the Rights Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document, including, without limitation, the Merger Agreement, nor shall the Rights Agent be required to determine if any person or entity has complied with any such agreements, instruments or documents, nor shall any additional obligations of the Rights Agent be inferred from the terms of such agreements, instruments or documents even though reference thereto may be made in this Agreement. In the event of any conflict between the terms and provisions of this Agreement and those of any other agreement, instrument or document, including but not limited to the Merger Agreement, the terms and conditions of this Agreement shall control as they relate to the Rights Agent; and

(q)            The provisions of Section 3.1 and this Section 3.2 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent, and the payment, termination and the expiration of the CVRs.

3.3            Resignation and Removal; Appointment of Successor.

(a)            The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified, and such resignation will become effective on the earlier of (i) the date so specified and (ii) the appointment of a successor Rights Agent. Parent has the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect (or, if earlier, the appointment of the successor Rights Agent). Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) days prior to the date so specified. Notwithstanding anything to the contrary contained herein, such replacement or removal of the Rights Agent shall not affect any of the provisions of this Agreement that expressly survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

(b)            If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent, who shall be a stock transfer agent or national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.

(c)            Parent will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by delivering a written notice of such event to the Holders as their names and addresses appear in the CVR Register in accordance with Section 7.1. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, and any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d)            Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by, at the applicable time of determination, Holders of at least 33% of the then outstanding CVRs, as set forth in the CVR Register (the “Acting Holders”), Parent will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(e)            The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

3.4            Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights (except such rights of the predecessor Rights Agent which survive pursuant to Section 3.3 of this Agreement), powers and trusts of the retiring Rights Agent.

4.	COVENANTS

4.1            List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from Parent’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within ten (10) Business Days of the Effective Time. Until such initial list of Holders is furnished to the Rights Agent, the Rights Agent shall have no duties, responsibilities or obligations with respect to such Holders.

4.2            Payment of CVR Payment Amounts. If a CVR Payment is due under Section 2.4(a), Parent will deposit the CVR Payment with the Rights Agent for payment to the Holders in accordance with Section 2.4(a).

4.3            Roche Agreements. Without the prior written consent of the Acting Holders, neither Parent nor any of its Affiliates shall (a) amend, restate, supplement, terminate or otherwise modify the Roche Agreement in a manner materially adversely affecting the Holders’ rights under this Agreement, (b) in the event that Roche fails to make a payment of a Roche Payment at the time rightfully due and payable, take action with respect to, or unreasonably waive or fail to enforce, the right to receive the applicable payments which are rightfully due and payable under the Roche Agreement, in a manner materially adversely affecting the Holders’ rights under this Agreement or (c) agree to any of the foregoing. Without limiting the foregoing, Parent and its Affiliates shall pursue their rights under the Roche Agreement in good faith, and not take any action (or fail to take any action) with the intention of avoiding, reducing or materially delaying any payment to the Holders hereunder.

4.4            Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to confirm (a) whether the Roche Payment Amount or the Asset Disposition Proceeds have been received by Parent or its successors or Affiliates and (b) the applicable CVR Payment Amount payable to each Holder hereunder in accordance with the terms specified in this Agreement.

5.	Disposition

5.1            During the period beginning on the date hereof and ending on December 31, 2023, Parent will, and will cause its subsidiaries to, use commercially reasonable efforts to effectuate a Disposition, including the negotiation and execution of a Sale Agreement and completion of the transactions contemplated thereby. Further, Parent will not take any actions for the primary purpose of frustrating the payment of CVR Payments.

5.2            The Holders acknowledge and agree that, except as expressly set forth in the foregoing Section 5.1, (a) Parent has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay any potential CVR Payments will not create any express or implied obligation to operate its business in any particular manner in order to maximize any such CVR Payments, (b) the Holders are not relying on any representation of Parent or any other Person with regard to any Asset Disposition or other action involving Potentially Transferable Assets, including CVR Sale Assets, following the Closing, and neither Parent nor any other Person has provided, or can provide, any assurance to the Holders that any potential CVR Payments will in fact be earned and paid, and (c) none of Parent or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of Potentially Transferrable Assets, including CVR Sale Assets.

6.	AMENDMENTS

6.1            Amendments without Consent of Holders.

(a)            Without the consent of any Holders, Parent, when authorized by a Board Resolution, at any time and from time to time, and the Rights Agent may enter into one or more amendments hereto, solely to evidence any successor to or permitted Assignee of Parent and the assumption by any such successor or permitted Assignee of the covenants of Parent herein as provided in Section 7.3.

(b)            Without the consent of any Holders, Parent, when authorized by a Board Resolution, may, with the consent of the Rights Agent, which consent shall not be unreasonably withheld, conditioned or delayed, at any time and from time to time, enter into one or more amendments hereto, solely for any of the following purposes:

(i)            to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii)            to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)            to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)            as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act or any applicable state securities or “blue sky” laws; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(v)            to cancel any CVRs (A) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (B) following a transfer of such CVRs to Parent or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi)            any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders; or

(vii)            as may be necessary or appropriate to ensure that Parent complies with applicable Law.

(c)            Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 6.1, Parent will transmit a notice thereof in accordance with Section 7.1 to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

6.2            Amendments with Consent of Holders.

(a)            Subject to Section 6.1 (which amendments pursuant to Section 6.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b)            Promptly after the execution by Parent, and the Rights Agent of any amendment pursuant to the provisions of this Section 6.2, Parent will transmit (or cause the Rights Agent to transmit) a notice thereof in accordance with Section 7.1 to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.

6.3            Execution of Amendments. In executing any amendment permitted by this Section 6, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. Notwithstanding anything contained herein, the Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

6.4            Effect of Amendments. Upon the execution of any amendment under this Section 6, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1            Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fee prepared, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

If to the Rights Agent, to it at:

Computershare Inc. and Computershare Trust Company, N.A.

150 Royall Street, 2nd Floor

Canton, MA 02021

Attention: Relationship Manager

If to Parent, to it at:

Sesen Bio, Inc.

Telephone:	[•]
Email:	[•]
Attention:	[•]

with a copy to:

[•]

Telephone:	[•]
Email:	[•]
Attention:	[•]

The Rights Agent or Parent may specify a different address, email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.

7.2            Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid or, if applicable, transmitted through the facilities of DTC in accordance with DTC’s procedures, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3            Parent Successors and Assigns.

(a)            Parent may not assign this Agreement without the prior written consent of the Acting Holders. Notwithstanding the foregoing (i) Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent for so long as they remain wholly-owned subsidiaries of Parent (each, an “Assignee”) and the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, Parent shall, and shall agree to, remain liable for the performance by such Assignee of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement, and (ii) Parent may assign this Agreement in its entirety without the consent of any other party to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction (such successor in interest, the “Acquiror”, and such transaction, the “Acquisition”). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors, acquirers and each Assignee. Each reference to “Parent” in this Agreement shall be deemed to include Parent’s successors, acquirers and all Assignees. Each of Parent’s successors, acquirers and assigns shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVR Payments and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. Notwithstanding anything to the contrary contained herein, no assignment pursuant to this Section 7.3 shall relieve Parent of its obligations and liabilities to the Rights Agent hereunder, unless specifically agreed to in writing by the Rights Agent.

(b)            Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of this Agreement. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.3(b).

7.4            Benefits of Agreement; Action by Acting Holders. The holders shall be intended third-party beneficiaries hereof and shall be entitled to, solely by action by the written consent of the Acting Holders, specifically enforce the terms hereof; provided that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Section 7.4 be enforceable by such Holders or any other Person acting for or on their behalf other than through the action of the Acting Holders, which Acting Holders shall have the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and permitted Assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

7.5            Governing Law. This Agreement, the CVRs and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

In any Legal Proceeding between any of the parties arising out of our relating to this Agreement, each of the parties hereby (i) irrevocably and unconditionally consent and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, New Castle County, or, if such court does not have jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware, (ii) agrees that any claim in respect of any such Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 7.5, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Legal Proceeding in any such court, (iv) waives, to the fullest extent permitted by Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such Legal Proceeding shall be effective if notice is given in accordance with Section 7.1 of this Agreement. Nothing in this Section 7.5, however, shall affect the right of any Person to serve legal process in any manner permitted by Law.

7.6            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If any term or other provision of this Agreement is determined by a final judgement of a court of competent jurisdiction to be invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provisions, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. Notwithstanding anything to the contrary herein, if any such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business or other purposes of such invalid or unenforceable term or provision.

7.7            Counterparts and Signature. This Agreement may be signed in any number of counterparts, including by electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

7.8            Termination. This Agreement will expire and be of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made, upon the later of (i) the conclusion of the CVR Term, and (ii) the payment of the full amount of all CVR Payments made to Parent on or prior to the end of the applicable CVR Term to the Rights Agent and the payment of the full amount of all CVR Payment Amounts to the Holders by the mailing by the Rights Agent of each applicable CVR Payment Amount to each Holder at the address reflected in the CVR Register.

7.9            Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Parent and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other Third Party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to Parent, any Holder or any other party.

7.10            Entire Agreement. As between Parent and the Holders, this Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto, the documents and instruments referred to therein and the documents delivered pursuant thereto) constitute the entire agreement of Parent and the Holders and supersede all prior agreements and undertakings, both written and oral, among Parent and the Holders, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder. As between Parent and the Rights Agent, this Agreement (including the documents and instruments referred to herein (other than the Merger Agreement) and the documents delivered pursuant thereto) contains the entire understanding of the parties with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and control.

7.11            Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SESEN BIO, INC.

By:
Name:
Title:

COMPUTERSHARE INC. and COMPUTERSHARE TRUST COMPANY, N.A., jointly as RIGHTS AGENT

By:
Name:
Title:

Annex A

Schedule 5.12

Post-Closing Directors and Officers of Parent and the Surviving Corporation

EXHIBIT 10.1

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Support Agreement”) is entered into as of February 13, 2023, among CARISMA Therapeutics Inc., a Delaware corporation (the “Company”), Sesen Bio, Inc., a Delaware corporation (“Parent”), and the undersigned stockholders (collectively, the “Stockholders,” and each, a “Stockholder”) of Parent.

WHEREAS, as of the date hereof, each Stockholder beneficially owns directly, and has the sole power to vote (or to direct the voting of), the number of shares of common stock, par value $0.001 per share, of Parent (the “Common Stock”), set forth opposite such Stockholder’s name on Schedule I hereto (the “Shares”, together with any other shares of Parent that are hereafter issued to or otherwise acquired or owned by, including upon exercise of options or securities convertible into or exercisable or exchangeable for Common Stock, the voting power of which is acquired by such Stockholder during the Initial Voting Period (as defined below), are collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent, and Seahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization, dated September 20, 2022, which was subsequently amended on December 29, 2022 (as further amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, (i) concurrently with the execution and delivery of this Support Agreement, the Company and Parent intend to further amend the Merger Agreement in the form attached as Exhibit A hereto (the “Second Merger Agreement Amendment”), pursuant to which, among other things, (a) the cash portion of the pre-closing dividend payable to Parent’s stockholders will be further increased to $75 million, on the terms and conditions set forth therein, and (b) Parent shall cause, effective as of the Effective Time, Michael Torok to be appointed as a Class I director of the Parent Board (the “Stockholder Designee”), and (ii) at or prior to 9:30 a.m. Eastern Time on February 14, 2023 (the “Release Date”), the Company and Parent intend to issue the joint press release in the form attached as Exhibit B hereto (the “Joint Press Release”);

WHEREAS, the adoption of the Merger Agreement and the transactions contemplated thereby requires the written consent or affirmative vote of (i) the holders of a majority of the outstanding shares of Common Stock entitled to vote on the record date for the Parent Stockholders’ Meeting (the “Record Date”) and (ii) the holders of a majority in voting power of the votes cast by the holders of all shares of Common Stock present or represented by proxy at the Parent Stockholders’ Meeting and entitled to vote thereon; and

WHEREAS, as a condition and inducement to the Company’s and Parent’s willingness to enter into the Second Merger Agreement Amendment, Parent and the Company have required each of the Stockholders to, as an inducement and in consideration therefor, and each of the Stockholders (in such Stockholder’s capacity as holder of the Subject Shares) has agreed to, enter into this Support Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

Article I
DEFINITIONS

Section 1.1          Capitalized Terms.

(a)                 For purposes of this Support Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

(b)                “Expiration Time” shall mean the earliest to occur of (i) the Effective Time, (ii) any amendment to the Merger Agreement entered into after the date hereof that reduces the amount, or changes the form of any consideration payable to any Stockholder in the transaction or otherwise materially and adversely affects any Stockholder, (iii) the date and time of the valid termination of the Merger Agreement in accordance with its terms, (iv) one (1) year from the date hereof or (v) such date that is ten (10) Business Days after Parent’s or the Company’s receipt of notice from any Stockholder specifying a material breach of this Support Agreement by Parent or the Company; provided that such material breach is not cured within such ten (10) Business Day period.

(c)                 “Initial Voting Period” shall mean such period of time beginning on the date hereof and ending on the date of the Expiration Time.

(d)                “Standstill Period” shall mean such period from the date of this Support Agreement until the later of (A) the earlier of (i) fifteen (15) days prior to the deadline under Parent’s Amended and Restated By-laws (the “Parent Bylaws”) for director nominations and stockholder proposals for Parent’s 2024 annual meeting of stockholders, and (ii) one hundred (100) days prior to the first anniversary of Parent’s 2023 annual meeting of stockholders (the “Parent 2023 AGM”), and (iii) such date that is ten (10) Business Days after Parent’s or the Company’s receipt of notice from any Stockholder specifying a material breach of this Support Agreement by Parent or the Company; provided that such material breach is not cured within such ten (10) Business Day period, and (B) the date when the Stockholder Designee is not on the Parent Board.

Article II
VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1          Agreement to Vote.

(a)                 Each Stockholder hereby agrees that, during the Initial Voting Period, and at any duly called meeting of the stockholders of Parent (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, such Stockholder, if a meeting is held, shall appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all of the Subject Shares, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby, including (1) adoption and approval of the Merger Agreement and the Contemplated Transactions, (2) the issuance of shares of Common Stock to the Company’s stockholders in connection with the Contemplated Transactions pursuant to the terms of the Merger Agreement, (3) the change of control of Parent resulting from the Merger pursuant to Nasdaq rules, (4) an amendment to the restated certificate of incorporation of Sesen Bio, as amended, to effect a reverse stock split of the issued and outstanding shares of Common Stock, at a ratio of 1-for-20, and reduce the number of authorized shares of Common Stock to 100,000,000, (5) the approval of the Equity Plan Amendments, and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other Contemplated Transactions (the “Stockholder Approval Matters”), and (ii) against any Acquisition Proposal and any action in furtherance of any such Acquisition Proposal.

(b)                Each Stockholder further agrees that, following the Effective Time and until the expiration of the Standstill Period, such Stockholder shall, and shall cause its controlled Affiliates to, (i) cause, in the case of all Common Stock owned of record, and (ii) instruct the record owner, in the case of all Common Stock beneficially owned but not owned of record, directly or indirectly, by such Stockholder, as of the record date for all meetings of stockholders (whether annual or special and whether by vote or written consent) at which directors are elected, in each case that are entitled to vote at such meetings or at any adjournments or postponements thereof, to be present for quorum purposes and to vote at any such meeting or any adjournments or postponements thereof: (A) for all directors nominated and recommended by the Parent Board for election at any such meeting, (B) in accordance with the recommendation of the Parent Board for the ratification of the appointment of its independent registered public accounting firm at any such meeting and (C) in accordance with the Parent Board’s recommendation with respect to any other Parent or Company proposal or stockholder proposal or nomination subject to a vote of the stockholders at any such meeting; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co. LLC (“GL”) recommend otherwise with respect to any Parent or stockholder proposals (other than as related to the election, removal or replacement of directors), each Stockholder shall be permitted to vote in accordance with ISS’s or GL’s recommendation; provided, further that each Stockholder shall be permitted to vote in its sole discretion with respect to any extraordinary transaction requiring a vote of Parent’s stockholders. For the avoidance of doubt, it is understood and agreed by the parties hereto that nothing in this Section 2.1(b) limits or in any way modifies the Stockholders’ obligations as set forth in Section 2.1(a).

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Section 2.2          Grant of Irrevocable Proxy. In the event and to the extent that a Stockholder fails to vote the Subject Shares in accordance with Section 2.1(a) at least five (5) Business Days prior to (or takes or attempts to take any actions inconsistent with Section 2.1(a) prior to or at) any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, such Stockholder hereby appoints Parent and any designee of Parent, and each of them individually, as such Stockholder’s proxy, with full power of substitution and re-substitution, to vote, including by executing written consents, during the Initial Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1(a). Each Stockholder shall take all further action or execute such other instruments as may be necessary to effectuate the intent of any such proxy. Each Stockholder affirms that the irrevocable proxy given by it hereby with respect to the Merger Agreement and the Contemplated Transactions is given to Parent by such Stockholder to secure the performance of the obligations of such Stockholder under this Support Agreement. It is agreed that Parent (and its designees) will use the irrevocable proxy that is granted by such Stockholder hereby only in accordance with applicable Laws and that, to the extent Parent (and its designees) uses such irrevocable proxy, it will only vote (or sign written consents in respect of) the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1(a).

Section 2.3          Nature of Irrevocable Proxy. The proxy granted pursuant to Section 2.2 to Parent by each Stockholder shall be irrevocable during the term of this Support Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies or powers of attorney granted by such Stockholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by such Stockholder with respect thereto. The proxy that may be granted hereunder shall terminate at the Expiration Time, but shall survive the death or incapacity of the granting Stockholder and any obligation of such Stockholder under this Support Agreement shall be binding upon the heirs, personal representatives and successors of such Stockholder until the Expiration Time.

Article III
COVENANTS

Section 3.1          Subject Shares.

(a)                 Each Stockholder agrees during the Initial Voting Period it shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, (i) directly or indirectly, whether by merger, consolidation or otherwise, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift or by operation of law) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to or permit, a Transfer of any or all of the Subject Shares or any interest therein; (ii) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares that would conflict with the terms of this Support Agreement, or (iii) take any action that would have the effect of preventing or disabling such Stockholder from performing its obligations under this Support Agreement. Notwithstanding the foregoing, each Stockholder may, at any time, Transfer its Subject Shares (1) by will or other testamentary document or by intestacy, (2) to any investment fund or other entity controlled or managed by such Stockholder or the investment adviser or general partner of such Stockholder, (3) to any member of such Stockholder’s immediate family, (4) to any trust for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder or otherwise for estate planning purposes or (5) to the extent required by applicable Law; provided, that in the case of clauses (1)-(4), such transferee shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Support Agreement (each such transferee, a “Permitted Transferee”). Each Stockholder agrees that any Transfer of Subject Shares not permitted hereby shall be null and void and that any such prohibited Transfer shall be enjoined. If any voluntary or involuntary Transfer of any Subject Shares covered hereby shall occur (including a sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the Permitted Transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial Permitted Transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Support Agreement, which shall continue in full force and effect.

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(b)                In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Each Stockholder further agrees that, in the event such Stockholder purchases or otherwise acquires beneficial or record ownership of or an interest in, or acquires the right to vote or share in the voting of, any additional shares of Common Stock, in each case after the execution of this Support Agreement and prior to the Expiration Time, such Stockholder shall deliver promptly to the Company and Parent written notice of such event, which notice shall state the number of additional shares so acquired. Each Stockholder agrees that any such additional shares of Common Stock shall constitute Subject Shares for all purposes of this Support Agreement and shall be subject to the terms of this Support Agreement, including all covenants, agreements, obligations, representations and warranties set forth herein as if those additional shares were owned by such Stockholder on the date of this Support Agreement.

Section 3.2          Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in each Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity, including not in such Stockholder’s capacity as a director or officer of Parent. Notwithstanding anything herein to the contrary, nothing in this Support Agreement (including, for the avoidance of doubt, Section 3.7 below), shall in any way restrict a director of Parent (including any director who is an Affiliate of a Stockholder) in the taking of any actions (or failure to act) solely in his or her capacity as a director of Parent, or in the exercise of his or her fiduciary duties as a director of Parent, or prevent or be construed to create any obligation on the part of any director of Parent from taking any action in his or her capacity as such director, and no action taken solely in any such capacity as a director of Parent shall be deemed to constitute a breach of this Support Agreement.

Section 3.3          Other Offers. Except to the extent Parent is permitted to take such action pursuant to the Merger Agreement, each Stockholder (in such Stockholder’s capacity as such) shall not, and shall instruct and cause its Representatives not to, take any of the following actions: (a) solicit, initiate, knowingly encourage or knowingly facilitate an Acquisition Proposal; (b) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal (except as required by applicable Law or pursuant to a request by a Governmental Body); (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or otherwise knowingly cooperate in any way with any Person (or any representative thereof) with respect to, any Acquisition Proposal; (d) approve, endorse or recommend or publicly propose to approve, endorse or recommend, any Acquisition Proposal; or (e) enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or publicly proposing to approve, endorse or recommend, any Acquisition Transaction; provided, however, that none of the foregoing restrictions shall apply to a Stockholder’s and its Representatives’ interactions with Parent, Merger Sub, the Company and their respective subsidiaries and Representatives; provided, further, that nothing in this Section 3.3 shall prevent a Stockholder from referring a Person to this Section 3.3 or to the Merger Agreement. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Representatives of the Stockholders shall be deemed to be a breach of this Section 3.3.

Section 3.4          Communications. Section 3.5 During the Initial Voting Period, each Stockholder shall not, and shall use its reasonable best efforts to cause its Representatives and Affiliates, if any, not to, directly or indirectly, make any press release, public announcement or other public communication that (a) criticizes or disparages this Support Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby or (b) is in opposition to the Stockholder Approval Matters, without the prior written consent of Parent and the Company, except as may be required by applicable Law in which circumstance such announcing party shall reasonably consult with the Company and Parent to the extent legally permissible prior to any such disclosure; provided, that the foregoing shall not limit or affect any actions taken by the Stockholders (or any affiliated officer or director of the Stockholders) that would be permitted to be taken by the Stockholders pursuant to the Merger Agreement. Each Stockholder hereby: (i) consents to and authorizes the publication and disclosure in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger or any Contemplated Transaction of (A) such Stockholder’s identity, (B) such Stockholder’s ownership of the Subject Shares, (C) this Support Agreement and (D) the nature of the such Stockholder’s commitments, arrangements and understandings under this Support Agreement; and (ii) agrees as promptly as practicable to notify Parent, Merger Sub and the Company of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document. Further, the Stockholder Designee shall, during the term of his service as a director of the Parent Board, comply with the Code of Conduct and all other policies and guidelines applicable to independent directors serving on the Parent Board that (i) have been as of the date hereof or are prior to the Effective Time validly adopted by the Company Board to be effective as of the Effective Time or (iii) are validly adopted by the Parent Board after the Effective Time.

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SECTION 3.5          Voting Trusts. Except for this Support Agreement or otherwise disclosed to Parent prior to the date hereof, each Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any of its Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of such Subject Shares that would restrict such Stockholder from performing its obligations under this Support Agreement.

SECTION 3.6          Waiver of Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or quasi-appraisal rights that it may at any time have under applicable Laws, including Section 262 of the DGCL. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, directors or officers, (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, this Support Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, entry into or consummation of the Merger Agreement; provided, however, that (i) each Stockholder may defend against, contest or settle any action, claim, suit or cause of action brought against such Stockholder that relates solely to such Stockholder’s capacity as a director, officer or securityholder of Parent and (ii) the foregoing shall not limit or restrict in any manner each Stockholder from enforcing such Stockholder’s rights under this Support Agreement and the other agreements entered into by such Stockholder in connection herewith, or otherwise in connection with the Merger, including such Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

SECTION 3.7          Additional Agreements. Each Stockholder agrees that during the Standstill Period, each Stockholder shall not, and shall cause each of its controlled Affiliates and Associates (as used in this Section 3.7, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Support Agreement become Affiliates or Associates of any person or entity referred to in this Support Agreement) not to, in each case directly or indirectly, in any manner:

(a)                 engage in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of Parent or the Company, as applicable;

(b)                form, join, or knowingly participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to shares of Common Stock (other than a “group” that includes all or some of the members of each Stockholder, but does not include any other entities or persons that are not members of each Stockholder as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate or Associate of any Stockholder to join the “group” following the execution of this Support Agreement so long as any such Affiliate or Associate agrees to be bound by the terms and conditions of this Support Agreement;

(c)                 deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than (i) any such voting trust, arrangement or agreement solely among the members of each Stockholder, (ii) otherwise in accordance with this Support Agreement or (iii) customary brokerage accounts, margin accounts, prime brokerage accounts and the like;

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(d)                seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to Parent or the Company, publicly seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Parent Board;

(e)                 (i) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of Parent or the Company or through any referendum of stockholders, (ii) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving each Stockholder and Parent or the Company, (iii) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving Parent or the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (iv) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to Parent or the Company by such third party prior to such proposal becoming public, or (v) call or seek to call a special meeting of stockholders of Parent or the Company;

(f)                  make any request under Section 220 of the DGCL;

(g)                seek, alone or in concert with others, representation on the Parent Board, except as specifically set forth pursuant to the Second Merger Agreement Amendment;

(h)                (i) nominate or recommend for nomination any person for election at any annual or special meeting of stockholders of Parent or the Company, (ii) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the stockholders of Parent or the Company, or (iii) initiate, knowingly encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of stockholders of Parent or the Company, or publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 3.7(h);

(i)                  advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of Parent or the Company at any annual or special meeting of stockholders (other than as expressly set forth in Section 2.1); or

(j)                  make any request or submit any proposal to amend the terms of this Support Agreement other than through non-public communications with Parent, the Parent Board, the Company or the Company Board that would not be reasonably determined to trigger public disclosure obligations for any party.

Notwithstanding anything to the contrary contained in Section 3.7 or elsewhere in this Support Agreement, a Stockholder shall not be prohibited or restricted from: (A) communicating privately with Parent, the Parent Board, the Company, the Company Board or any officer or director of Parent or the Company regarding any matter, so long as (1) such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any party to this Support Agreement, and (2), unless otherwise agreed between Parent and the Company, at least one representative of each of Parent and the Company is present for any such communications; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over such Stockholder, provided that a breach by such Stockholder of this Support Agreement is not the cause of the applicable requirement; or (C) communicating with stockholders of Parent and the Company and others in a manner that does not otherwise violate and is not inconsistent with this Support Agreement, provided such communications are not reasonably expected to be publicly disclosed and are understood by all parties to be private communications and not undertaken with the intent to circumvent this Support Agreement.

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SECTION 3.8          Parent Agreements. Solely in the event that either Parent has not yet obtained the Required Parent Stockholder Vote or the Company has not yet obtained the Required Company Stockholder Vote by April 1, 2023:

(a)                 Parent acknowledges and agrees to provide each Stockholder with written notice of the date of the Parent 2023 AGM at least seventy (70) days prior to such meeting (such notice, the “Parent AGM Notice”). Notwithstanding anything to the contrary contained in this Support Agreement or the Parent Bylaws with respect to the requirement that the notice comply with the time deadlines set forth in the Parent Bylaws with respect to the proposal of business and/or nomination of director candidates, a Stockholder’s notice of director nominations or stockholder proposals for consideration at the Parent 2023 AGM shall be deemed timely received by Parent in accordance with the Parent Bylaws if such notice (i) is received in writing by the secretary of Parent at the principal executive offices of Parent during the ten (10) day period following such Stockholder’s receipt of the Parent AGM Notice, and (ii) otherwise complies with the requirements set forth in the certificate of incorporation of Parent, the Parent Bylaws and applicable Law; and

(b)                Parent acknowledges and agrees that it shall not hold the Parent 2023 AGM prior to seventy (70) days after the delivery of the Parent AGM Notice.

Article IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Each Stockholder hereby represents and warrants to Parent and the Company as follows:

Section 4.1          Due Authorization, etc. Such Stockholder is a natural person, corporation, trust, limited partnership or limited liability company. If such Stockholder is a corporation, trust, limited partnership or limited liability company, such Stockholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted. Such Stockholder has all necessary power and authority to execute and deliver this Support Agreement, perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Stockholder of this Support Agreement, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Support Agreement, or to consummate the transactions contemplated hereby. This Support Agreement has been duly executed and delivered by such Stockholder and (assuming the due authorization, execution and delivery by Parent and the Company) constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

Section 4.2          Ownership of Shares. Schedule I hereto sets forth opposite such Stockholder’s name the Shares which such Stockholder beneficially owns directly as of the date hereof. As of the date hereof, each Stockholder is the beneficial owner of the Shares denoted as being owned by such Stockholder on Schedule I hereto, has the power to vote or cause to be voted such Shares and has the power to dispose of, or cause to be disposed, such Shares (other than, if such Stockholder is a partnership or a limited liability company, the rights and interest of Persons that own partnership interests or units in such Stockholder under the partnership agreement or operating agreement governing such Stockholder and applicable partnership or limited liability company law, or if such Stockholder is a married individual and resides in a state with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws, which spouse hereby consents to this Support Agreement by executing the spousal consent attached hereto as Exhibit C). Each Stockholder has, and will at all times up until the Expiration Time have, good and valid title to the Shares denoted as being owned by such Stockholder on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (a) those created by this Support Agreement, (b) those existing under applicable securities laws and (c) those that would not adversely affect such Stockholder’s ability to perform its obligations under this Support Agreement. Without limiting the generality of the foregoing, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares, and no Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Shares except as provided hereunder. Schedule II hereto sets forth opposite such Stockholder’s name the Shares which such Stockholder beneficially owned directly as of the Record Date. As of the Record Date, each Stockholder was the beneficial owner of the Shares denoted as being owned by such Stockholder on Schedule II hereto, had the power to vote or cause to be voted such Shares and had the power to dispose of, or cause to be disposed, such Shares, except as otherwise indicated to Parent prior to the date hereof.

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Section 4.3          No Conflicts. (a) No filing with any Governmental Body, and no authorization, consent or approval of any other Person, is necessary for the execution of this Support Agreement by such Stockholder and (b) none of the execution and delivery of this Support Agreement by such Stockholder, the performance of such Stockholder’s obligations hereunder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of such Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material Contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of the Subject Shares or its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair such Stockholder’s ability to perform its obligations under this Support Agreement.

Section 4.4          Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled, whether directly or indirectly, to a fee, commission or other benefit from Parent, Merger Sub or the Company in respect of this Support Agreement based upon any Contract made by or on behalf of such Stockholder.

Section 4.5          Reliance. Such Stockholder has had the opportunity to review the Merger Agreement, the Second Merger Agreement Amendment and this Support Agreement with counsel of such Stockholder’s own choosing. Such Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. Such Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective Representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. Such Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. Such Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Support Agreement.

Section 4.6          No Litigation. As of the date of this Support Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE COMPANY

Each of Parent and the Company, solely on their own behalf, hereby represents and warrants to each Stockholder as follows:

Section 5.1          Due Authorization, etc. Each of Parent and the Company is a corporation, and is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and the Company has all necessary power and authority to execute and deliver this Support Agreement, perform such party’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and the Company of this Support Agreement, the performance by Parent and the Company of its obligations hereunder and the consummation by Parent and the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and the Company and no other proceedings on the part of Parent and the Company are necessary to authorize this Support Agreement, or to consummate the transactions contemplated hereby. This Support Agreement has been duly executed and delivered by each of Parent and the Company and (assuming the due authorization, execution and delivery by each Stockholder) constitutes a valid and binding obligation of Parent and the Company, enforceable against Parent and the Company in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

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Section 5.2          No Conflicts. (a) No filing with any Governmental Body, and no authorization, consent or approval of any other Person, is necessary for the execution of this Support Agreement by each of Parent and the Company and (b) none of the execution and delivery of this Support Agreement by Parent and the Company, the performance of Parent and the Company’s obligations hereunder, the consummation by Parent and the Company of the transactions contemplated hereby or compliance by Parent and the Company with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of Parent and the Company, as applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material Contract, understanding, agreement or other instrument or obligation to which Parent or the Company is a party or by which Parent or the Company, as applicable, or their respective assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair Parent or the Company’s ability to perform its obligations under this Support Agreement.

Article VI
TERMINATION

Section 6.1          Termination. This Support Agreement shall automatically terminate, and none of Parent, the Company or the Stockholders shall have any rights or obligations hereunder and this Support Agreement shall become null and void and have no effect upon the earliest to occur of: (a) the failure of Parent and the Company to issue the Joint Press Release by 9:30 a.m. Eastern Time on the Release Date; (b) the valid termination of the Merger Agreement in accordance with its terms; (c) any amendment to the Merger Agreement that reduces the amount, or changes the form of any consideration payable to the Stockholders in the Contemplated Transactions or otherwise materially and adversely affects the Stockholders; (d) the expiration of the Standstill Period, (e) solely in the event that either Parent has not yet obtained the Required Parent Stockholder Vote or the Company has not yet obtained the Required Company Stockholder Vote by such date, April 1, 2023, and (f) the time this Support Agreement is terminated upon the written agreement of each of the Stockholders, the Company and Parent. The parties acknowledge that upon termination of this Support Agreement as permitted under and in accordance with the terms of this Support Agreement, no party to this Support Agreement shall have the right to recover any claim with respect to any losses suffered by such party in connection with such termination, and no party shall have any further obligations or liabilities under this Support Agreement, subject to the following sentence. Notwithstanding anything to the contrary herein, (i) nothing set forth in this Section 6.1 shall relieve any party from liability for any willful breach of this Support Agreement prior to termination hereof, and (ii) the provisions of Section 3.8, this Section 6.1 and Section 7.4 through Section 7.14 shall survive the termination of this Support Agreement.

Article VII
MISCELLANEOUS

Section 7.1          Press Release, SEC Filings. No later than 9:30 a.m. Eastern Time on the Release Date, the Company and Parent shall issue the Joint Press Release. Prior to the Release Date, none of the Stockholders (individually or jointly) nor any of their Representatives or Affiliates shall issue a press release, public announcement or other public communication with respect to Parent, the Company, the entry into this Support Agreement or the actions contemplated hereby without the prior written consent of Parent and the Company. Promptly following the execution and delivery of this Support Agreement, Parent will file a Current Report on Form 8-K (the “Form 8-K”), which will report the entry into this Support Agreement and file the Support Agreement as an exhibit thereto. The Stockholders shall be given a reasonable opportunity to review and comment on the Form 8-K or any other filing with the SEC made by Parent with respect to this Support Agreement, and Parent shall give reasonable consideration to any comments of the Stockholders. Parent acknowledges that the Stockholders may file this Support Agreement as an exhibit to the Stockholders’ Schedule 13D. In such event, Parent shall be given a reasonable opportunity to review and comment on such Schedule 13D filing made by the Stockholders with respect to this Support Agreement, and the Stockholders shall give reasonable consideration to any comments of Parent. Following the Release Date, each Stockholder shall, and shall cause its Representatives and Affiliates to, cause any public or private filings, announcements, statements or communications that reference the entry into this Support Agreement or the actions contemplated to be taken in connection with the entry into this Support Agreement or are otherwise made in connection herewith, to be consistent with the Joint Press Release and the terms of this Support Agreement. Parent and Company shall be given a reasonable opportunity to review and comment on any such filings, announcements, statements or communications by the Stockholders, and the Stockholders shall give reasonable consideration to any comments of Parent.

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Section 7.2          Non-Disparagement. Each of the parties hereby agrees that, during the Initial Voting Period, neither it nor any of its Representatives or Affiliates or any of its or its Representatives’ and Affiliates’ respective agents, subsidiaries, officers, directors, managers, principals or managing members shall in any way publicly (or in any way reasonably expected to be made public) attack, disparage, call into disrepute, criticize, impugn, defame, slander or otherwise make any public statements or statements reasonably expected to be made public that would reasonably be expected to damage the business or reputation of any other party or such other party’s subsidiaries, Affiliates, officers (including any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Support Agreement), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Support Agreement) or employees, or any of their businesses, products or services, including, for the avoidance of doubt, the making of statements that would reasonably be expected to have any of the foregoing adverse consequences. Each party shall use its commercially reasonable efforts to cause its and its Representatives’ and Affiliates’ employees to comply with this Section 7.2. For the avoidance of doubt, the foregoing shall not restrict the ability of any person to comply with compelled testimony or production of information by legal process, subpoena or as part of a response to a request for information from any Governmental Body with purported jurisdiction over the party from whom information is sought.

Section 7.3          Further Actions. Subject to the terms and conditions set forth in this Support Agreement, each party hereto agrees to take any all actions and to do all things reasonably necessary to effectuate this Support Agreement. If a Stockholder is a married individual, his or her spouse shall deliver the spousal consent attached hereto as Exhibit C unless such Stockholder can demonstrate to Parent’s and the Company’s reasonable satisfaction that his or her spouse does not have any community property interests in the Subject Shares.

Section 7.4          Fees and Expenses. Parent agrees to reimburse the Stockholders for the reasonable and documented out-of-pocket expenses incurred by the Stockholders prior to the date hereof directly in connection with their investment in Parent, including but not limited to the negotiation and execution of this Support Agreement, in an aggregate amount not to exceed $180,000. The reimbursement provided in this Section 7.4 shall be paid by Parent to the Stockholders no later than five (5) Business Days following Parent’s receipt of reasonable documentation supporting such reimbursable expenses hereunder. Except as otherwise specifically provided in this Section 7.4, each party shall bear its own fees and expenses in connection with this Support Agreement and the transactions contemplated hereby.

Section 7.5          Amendments, Waivers, etc. This Support Agreement may not be amended except by an instrument in writing signed by all the parties hereto and specifically referencing this Support Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Support Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Support Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Support Agreement, or any power, right, privilege or remedy under this Support Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 7.6          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

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If to the Company, to

CARISMA Therapeutics Inc.

3675 Market Street, Suite 200

Philadelphia, Pennsylvania 19104

Attn: President and Chief Executive Officer

Email: steven.kelly@carismatx.com

with a copy to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center
250 Greenwich Street

New York, NY 10007
Attention: Brian A. Johnson; Christopher Barnstable-Brown
Email: Brian.Johnson@wilmerhale.com;

Chris.Barnstable-Brown@wilmerhale.com

If to Parent, to

Sesen Bio, Inc.

245 First Street, Suite 1800

Cambridge, MA

Attn: Chief Executive Officer

Email: tom.cannell@sesenbio.com

with a copy to (which shall not constitute notice):

Hogan Lovells US LLP
1735 Market St
Philadelphia, PA 19103
Attention: Steve Abrams; Jessica Bisignano
Email: steve.abrams@hoganlovells.com; jessica.bisignano@hoganlovells.com

If to a Stockholder, to the address or electronic mail address set forth on the signature pages hereto or to such other Person or address as any party shall specify by written notice so given, and with a copy to its counsel (which shall not constitute notice) as set forth below:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Ryan Nebel; Rebecca Van Derlaske
Email: rnebel@olahanlaw.com; rvanderlaske@olshanlaw.com

Section 7.7          Interpretation; Construction. Headings of the Articles and Sections of this Support Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. Except as otherwise indicated, all references in this Support Agreement to “Exhibits”, “Sections” or “Schedules” are intended to refer to Sections of this Support Agreement and the Exhibits or Schedules to this Support Agreement. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Support Agreement. As used in this Support Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” For purposes of this Support Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

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Section 7.8          Severability. Any term or provision of this Support Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Support Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Support Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Support Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 7.9          Entire Agreement; Assignment. This Support Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof; provided, however, that, as between the Company and Parent, to the extent of any conflict between the Merger Agreement and this Support Agreement, the terms of the Merger Agreement shall control and supersede any such conflicting terms. This Support Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns, and, in the case of each Stockholder, such Persons to which record or beneficial ownership of such Stockholder’s Subject Shares shall pass; provided, however, that neither this Support Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that, without consent, each of Parent and the Company may assign all or any of its rights and obligations hereunder to any of its Affiliates that assume the rights and obligations of such party under the Merger Agreement, and any attempted assignment or delegation of this Support Agreement or any of the rights, interests or obligations by any of the parties without the other parties prior written consent shall be void and of no effect.

Section 7.10       Governing Law. THIS SUPPORT AGREEMENT AND ALL QUESTIONS RELATING TO THE INTERPRETATION OR ENFORCEMENT OF THIS SUPPORT AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

Section 7.11       Specific Performance. The parties hereto acknowledge that any breach of this Support Agreement would give rise to irreparable harm for which monetary damages, even if applicable, would not be an adequate remedy, and would occur in the event that any party does not perform the provisions of this Support Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties shall be entitled to seek a decree of specific performance, an injunction or other equitable relief to prevent breaches or threatened breaches of any of the provisions of this Support Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of specific performance, an injunction or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Support Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 7.12       Submission to Jurisdiction. The parties hereby (a) irrevocably and unconditionally submit to the exclusive personal jurisdiction and venue of the Court of Chancery of the State of Delaware, New Castle County, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware, (b) agree that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.12, (c) waive any objection to laying venue in any such action or proceeding in such courts, (d) waive any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (e) agree that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.6 of this Support Agreement. Nothing in this Section 7.12, however, shall affect the right of any person to serve legal process in any other manner permitted by Law.

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Section 7.13       Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS SUPPORT AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS SUPPORT AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS SUPPORT AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS SUPPORT AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 7.14       Counterparts. This Support Agreement may be executed in two or more counterparts (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the Company, Parent and each of the Stockholders have caused this Support Agreement to be duly executed as of the day and year first above written.

CARISMA THERAPEUTICS INC.

By:	/s/ Steven Kelly
	Name:	Steven Kelly
	Title:	Chief Executive Officer

SESEN BIO, INC.

By:	/s/ Thomas R. Cannell
	Name:	Thomas R. Cannell
	Title:	President & CEO

[Signature Page to Stockholder Support Agreement]

THE RADOFF FAMILY FOUNDATION

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

BRADLEY L. RADOFF

By:	/s/ Bradley L. Radoff

[Signature Page to Stockholder Support Agreement]

JEC II ASSOCIATES, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

THE K. PETER HEILAND 2008 IRREVOCABLE TRUST

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Trustee

MICHAEL TOROK

By:	/s/ Michael Torok

[Signature Page to Stockholder Support Agreement]

Exhibit A

Form of Second Merger Agreement Amendment

Exhibit B

Form of Joint Press Release

Exhibit C

Form of Spousal Consent1

I acknowledge that I have read the Voting and Support Agreement (to which this consent is attached) and that I know and understand, and have been fully advised by my attorney with respect to, its contents. As the spouse of the Stockholder, I hereby agree: (i) that all shares of capital stock, all options, all warrants and all additional securities of Parent held by the Stockholder, and all other rights with respect to the capital stock of Parent held by the Stockholder, and my interest in such shares, options, warrants, additional securities and other rights, if any, are subject to the provisions of the Voting and Support Agreement and the Merger Agreement (as defined in the Voting and Support Agreement), which I consent to; and (ii) that I will take no action at any time to hinder the operation of the Voting and Support Agreement or the Merger Agreement.

Signature of Spouse:

Printed Name:

1 NTD: Only individual stockholders who reside in Alaska, Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin are required to provide a spousal consent.

Schedule I

Ownership of Shares as of February 13, 2023

Name and Address of Stockholder	Number of Shares of Common Stock
The Radoff Family Foundation 2727 Kirby Drive, Unit 29L Houston, Texas 77098	1,879,344
Bradley L. Radoff 2727 Kirby Drive, Unit 29L Houston, Texas 77098	7,420,756
JEC II Associates, LLC 68 Mazzeo Drive Randolph, Massachusetts 02368	6,399,839
The K. Peter Heiland 2008 Irrevocable Trust 68 Mazzeo Drive Randolph, Massachusetts 02368	1,000,000
Michael Torok 68 Mazzeo Drive Randolph, Massachusetts 02368	1,025,000

Schedule II

Ownership of Shares as of January 17, 2023

Name and Address of Stockholder	Number of Shares of Common Stock
The Radoff Family Foundation 2727 Kirby Drive, Unit 29L Houston, Texas 77098	1,879,344
Bradley L. Radoff 2727 Kirby Drive, Unit 29L Houston, Texas 77098	7,025,058
JEC II Associates, LLC 68 Mazzeo Drive Randolph, Massachusetts 02368	6,379,839
The K. Peter Heiland 2008 Irrevocable Trust 68 Mazzeo Drive Randolph, Massachusetts 02368	1,000,000
Michael Torok 68 Mazzeo Drive Randolph, Massachusetts 02368	1,025,000

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Sesen Bio and Carisma Therapeutics Announce Increased Special Cash Dividend and Stockholder Support for Pending Merger

Amend Merger Agreement to Increase Expected Special Cash Dividend to $75 Million and Extend Contingent Value Right for Vicineum to March 31, 2027

Bradley L. Radoff and Michael Torok to Vote Shares in Support of Transaction

Michael Torok to Join Carisma Board of Directors as Only Sesen Bio Representative

Special Meeting of Stockholders to Approve Merger to be Held on March 2, 2023

CAMBRIDGE, Mass. & PHILADELPHIA – February 14, 2023 – Sesen Bio, Inc. (Nasdaq: SESN) and Carisma Therapeutics Inc. (Carisma), a privately-held, clinical stage biopharmaceutical company focused on discovering and developing innovative immunotherapies, today announced that the companies have reached a voting and support agreement (the “Support Agreement”) with Bradley L. Radoff and Michael Torok (together with their respective affiliates, the “Investor Group”). The Investor Group, which beneficially owns approximately 8.7% of Sesen Bio’s outstanding common stock, has committed to vote its shares in support of the pending merger.

In connection with the Support Agreement, Sesen Bio and Carisma have further amended the previously amended merger agreement announced on December 29, 2022, which has been unanimously approved by the Boards of Directors of both companies:

•	Increased the one-time special cash dividend expected to be paid to Sesen Bio stockholders to $75 million, $0.36 per share[1]. This represents an increase from the expected special cash dividend of approximately $70 million, approximately $0.34 per share, under the first amendment to the merger agreement, and an increase from the up to $25 million special cash dividend under the terms of the original merger agreement;

•	Extended the period of time for payments under the Contingent Value Right (“CVR”) related to any potential proceeds from the sale of Vicineum and Sesen Bio’s other legacy assets to March 31, 2027, from December 31, 2023, under the previous terms. Under the CVR, Sesen Bio stockholders remain entitled to any proceeds from the potential milestone payment under the Roche Asset Purchase Agreement; and

•	Michael Torok will join the Carisma Board of Directors upon closing of the merger as the only Sesen Bio representative.

Dr. Jay Duker, Chair of the Sesen Bio Board of Directors, said, “We appreciate Mr. Radoff’s and Mr. Torok’s constructive engagement. Our discussions with our stockholders over the last several weeks have enabled valuable changes to the merger agreement that benefit all stockholders, including the significantly increased expected special cash dividend of $75 million and an enhanced CVR. We are confident that the merger with Carisma maximizes value for all Sesen Bio stockholders, and we are pleased Mr. Radoff and Mr. Torok will support the pending transaction. We look forward to expeditiously closing the merger by the end of the quarter.”

1 Based on basic outstanding shares including unvested RSUs.

Steven Kelly, President and Chief Executive Officer of Carisma, added, “We are excited to reach this agreement with Sesen Bio and Messrs. Radoff and Torok. The merger provides significant funding for Carisma's R&D pipeline to advance our revolutionary proprietary cell therapy platform. We are confident the combined company will be well positioned to create significant value for stockholders.”

Mr. Torok, on behalf of the Investor Group, said, “We are pleased that our extensive engagement with Sesen Bio and its representatives has helped unlock additional value for Sesen Bio’s stockholders. We believe the amended merger terms represent the most value maximizing path for stockholders. We are excited about the long-term value potential of the Carisma platform, and I look forward to joining the Carisma Board.”

Carisma’s previously announced approximately $30 million financing remains committed and is expected to close concurrently with the pending merger.

The issuance of the special cash dividend and CVR remain contingent on the closing of the pending transaction, which is expected to occur in the first quarter of 2023, subject to approval by Sesen Bio stockholders and other customary closing conditions.

Following completion of the incremental financing from Carisma’s key investors and subsequent completion of the merger, Sesen Bio stockholders are expected to own 24.2% of the pro forma company consistent with the exchange ratio formula set forth in the original merger agreement, dated September 20, 2022.

The Sesen Bio Board unanimously recommends that stockholders vote “FOR” each of the proposals listed on the WHITE proxy card enclosed with the previously mailed definitive proxy statement / prospectus. As previously disclosed, the special meeting of stockholders will be held exclusively via live webcast on March 2, 2023, at 10:00 a.m. Eastern Time. Sesen Bio stockholders of record as of January 17, 2023, will be entitled to vote at the meeting.

The complete Support Agreement, which includes other customary provisions, will be filed as an exhibit to a Form 8-K to be filed by the Company with the U.S. Securities and Exchange Commission.

SVB Securities is acting as exclusive financial advisor to Sesen Bio for the transaction and Hogan Lovells US LLP is serving as its legal counsel. Evercore is serving as lead financial advisor to Carisma for the transaction and BofA Securities, Inc. is also serving as financial advisor to Carisma for the transaction. Wilmer Cutler Pickering Hale and Dorr LLP is serving as legal counsel to Carisma. BofA Securities, Inc. and Evercore are serving as co-placement agents for Carisma’s concurrent financing and Shearman & Sterling LLP is serving as the placement agents’ legal counsel. Olshan Frome Wolosky LLP is serving as legal counsel to the Investor Group.

About Sesen Bio

Sesen Bio, Inc. is a late-stage clinical company focused on targeted fusion protein therapeutics for the treatment of patients with cancer. Sesen Bio’s most advanced product candidate, Vicineum™, also known as VB4-845, is a locally-administered targeted fusion protein composed of an anti-epithelial cell adhesion molecule antibody fragment tethered to a truncated form of Pseudomonas exotoxin A for the treatment of non-muscle invasive bladder cancer. On July 15, 2022, Sesen Bio made the strategic decision to voluntarily pause further development of Vicineum in the US. The decision was based on a thorough reassessment of Vicineum, which included the incremental development timeline and associated costs for an additional Phase 3 clinical trial, following Sesen Bio’s discussions with the United States Food and Drug Administration. Sesen Bio has turned its primary focus to assessing potential strategic alternatives with the goal of maximizing stockholder value. Additionally, Sesen Bio is seeking a partner for the further development of Vicineum. For more information, please visit the Company’s website at www.sesenbio.com.

About Carisma Therapeutics

Carisma Therapeutics Inc. is a biopharmaceutical company dedicated to developing a differentiated and proprietary cell therapy platform focused on engineered macrophages, cells that play a crucial role in both the innate and adaptive immune response. The first applications of the platform, developed in collaboration with the University of Pennsylvania*, are autologous chimeric antigen receptor (CAR)-macrophages for the treatment of solid tumors. Carisma is headquartered in Philadelphia, PA. For more information, please visit www.carismatx.com *Carisma has licensed certain Penn-owned intellectual property from the University of Pennsylvania, and Penn's Perelman School of Medicine receives sponsored research and clinical trial funding from Carisma. Penn and certain of its faculty members, including Dr. Gill, are current equity holders in Carisma and have received and may be entitled to receive future financial consideration from Carisma from the development and commercialization of products based on licensed Penn intellectual property.

Cautionary Note on Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction and the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing and the receipt of any payments under the contingent value rights, are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, as amended; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this press release represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 (as amended, the registration statement) that includes a proxy statement of Sesen Bio and also constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (proxy statement/prospectus). The definitive proxy statement/prospectus was first mailed to Sesen Bio stockholders on or about January 24, 2023. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the definitive proxy statement/prospectus and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Sesen Bio and Carisma and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above.

Investors:

Erin Clark, Vice President, Corporate Strategy & Investor Relations

ir@sesenbio.com